January 28, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sasha Parikh, Kevin Vaughn, Jordan Nimitz and Joe McCann

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated January 14, 2022, regarding

Columbia Care Inc.

Registration Statement on Form 10-12G

Filed December 14, 2021

File No. 000-56294

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the January 14, 2022 letter regarding the above-referenced Registration Statement on Form 10-12G (File No. 000-56294) (the “Form 10”) of Columbia Care Inc. (the “Company”, “we,” “our,” or “us”) filed on December 14, 2021 with the SEC. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Form 10 (the “Amendment”), responding to the Staff’s comments and including certain other revisions and updates to the Form 10.

For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Our responses are as follows:

Registration Statement on Form 10 filed December 14, 2021

Product Selection and Offerings, page 27

Staff Comment No. 1.

We note your response to our prior comment 4 and reissue. Please disclose clearly that none of your products treat or cure any disease, that none of your products require approval by the U.S. Food and Drug Administration, and that none has been approved, reviewed or cleared by the FDA for any purpose. In this regard, we note that your disclosure on page 28 indicates that certain of your products are “designed to provide long-lasting relief across a wide range of symptom and illness categories” and “address the continuum of patient conditions, symptoms and consumer needs.”

January 28, 2022

Company’s Response:

In response to the Staff’s comment, we have disclosed that none of our products have been shown to effectively treat or cure any disease, that none of our products require approval by the U.S. Food and Drug Administration, and that none has been approved, reviewed or cleared by the FDA for any purpose. In addition, we have addressed the disclosure you cited from page 28.

Intellectual Property, page 32

Staff Comment No. 2.

We note your response to our prior comment 5 and reissue in part. Please disclose the jurisdictions in which the applications for each patent family have been filed and the expiration dates for the applications of each patent family.

Company’s Response:

In response to the Staff’s comment, we have disclosed the jurisdictions in which the applications for each patent family have been filed and the expiration dates for the applications of each patent family.

Results of Operations, page 120

Staff Comment No. 3.

We noted your response and revised disclosures related to prior comment 7. Regarding your explanations for the increase and/or decrease in revenues, cost of sales and gross profit, please address the following in revised disclosure for each period presented, as applicable:

•

You noted that your revenues are predominantly generated by retail sales. We note that during the nine months ended September 30, 2021, retail sales represented approximately 76% of net revenues. Please explain how the remaining 25% of your revenues are generated and explain the increase or decrease in this revenue to the corresponding period.

•	Clarify what “new market development” relates to and how this impacted your gross profit.

•

On a related note, please revise your disclosures throughout your document to maintain consistency regarding the significance of other market or product development. For instance, you disclose that revenues from outside the U.S. are immaterial, but you disclosures elsewhere in the document seem to suggest significant activity in those markets.

January 28, 2022

•	Clarify what “growth in our existing markets” relates to and how this impacted your gross profit.

•	Clarify why “same store sales” increased from prior period (i.e., disclose the extent to which such growth was from volume and/or price).

•

You noted that during the nine months ended September 30, 2021 you experienced “$69,683 of organic growth as a result of increase in same store sales year over year.” You also noted that during the nine months ended September 30, 2021 you “experienced an increase in cost of sales of $68,821 related to an increase in same store sales year over year.” This would appear to indicate that gross profit increased $862 in same store sales year over year which represents less than 1% of the increase in gross profits. If this is true, please provide additional disclosure to identify and address this trend.

•	Clarify how your recent acquisitions contributed to the increase in gross profits (i.e. products acquired have lower cost of sales or visa versa).

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure on pages 142-146 to refine the explanations on changes in revenue and cost of sales. We also revised our disclosures throughout the document to address the significance of market and product developments related to our international market and our CNC program.

Reliable data on the cannabis industry is not available, page 124

Staff Comment No. 4.

Please revise the last sentence under the heading to avoid the implication that the company is not responsible for the disclosure in the registration statement. Also, please tell us why is it appropriate to include the 2021 and 2026 market projections on pages 18-19 if they are based on unreliable market data.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure on page 123 to avoid the implication that the company is not responsible for the disclosure in the registration statement. In addition, we have removed the 2021 and 2026 market projections on pages 18-19.

Non-GAAP Measures, page 148

Staff Comment No. 5.

You continue to present Adjusted EBITDA margin on pages 25 and 26. Please address the following:

•	Revise your disclosure to include Adjusted EBITDA Margin as a non-GAAP measure and provide the required disclosures. Refer to release No. 33-10751.

January 28, 2022

•	Further, tell us how you considered whether your disclosure of Adjusted EBITDA margin on pages 25 and 26, without balancing with actual GAAP information represents undue prominence.

Company’s Response:

In response to the Staff’s comment, we have revised our disclosures throughout the Amendment to address the requirements of release No. 33-10751. Additionally, we have referred to Adjusted EBITDA and other key performance indicators as non-GAAP measures.

Item 8. Legal Proceedings, page 151

Staff Comment No. 6.

We refer to your response to our prior comment 10 and note your disclosure that there is uncertainty whether there will be regulatory approval for the proposed settlement in the New York Proceeding. Accordingly, please revise this section to quantify the dollar value of the relief sought by the claimant in the New York Proceeding.

Company’s Response:

In response to the Staff’s comment, we have updated the disclosure under “Item 8. Legal Proceedings” to provide the requested dollar value.

Item 10. Recent Sales of Unregistered Securities, page 154

Staff Comment No. 7.

We note your response to our prior comment 11 and reissue. Please revise your disclosures concerning each of the private placements to identify the exemption relied upon for the exemption and the facts supporting reliance upon that exemption from registration.

Company’s Response:

In response to the Staff’s comment, we have identified the exemption relied upon for each private placement and disclosed the facts supporting reliance upon that exemption from registration.

Columbia Care Inc. Notes to the Consolidated Financial Statements

Segment, geographic areas and customers information, page F-10

January 28, 2022

Staff Comment No. 8.

We noted your response and revised disclosure to prior comment 15. We also note your sales product mix presentation on pages 27 and 28 and the fact that Green Leaf Medical, LLC provides disaggregated revenue information on page F-136. It appears that disaggregated revenues information is available and would be valuable to a reader’s investment decisions. As such, please provide the disaggregated breakdown disclosures pursuant to ASC 280-10-50-40 in the notes to the financial statements. If such information is not available, disclose that fact.

Company’s Response:

In response to the Staff’s comment, we have provided information regarding disaggregated revenue. Please refer to the revised revenue recognition policy in Note 2 of our annual audited financial statements.

Revenue Recognition, page F-16

Staff Comment No. 9.

Please address the following regarding your responses and revised disclosure related to to prior comments 7 and 16, including your disclosure that approximately 25% of your revenues are not generated by retail sales:

•

As previously requested, revise to separately quantify each of your other revenue streams, including management services and your Columbia National Credit card program, and disclose your revenue recognition policy for each.

•

If you believe your additional revenue streams are immaterial, tell us the amounts related to that programs, and disclose that assertion. As such, ensure to balance your disclosure of such programs elsewhere in your filing to consistently describe the significance of these programs.

•

Revise to provide footnote that disclosure that clearly presents the assets, liabilities, revenues and expenses related to your Columbia National Credit card program, and the line items in which those amounts are reflected.

•

As previously requested, please quantify net sales discounts for each period presented and identify any significant adjustments to your estimates. If you believe your revenue adjustments are immaterial, tell us the amounts, and disclose that assertion.

Company’s Response:

Please refer to the revised revenue recognition policy in Note 2 of our annual audited financial statements, wherein we quantify revenue from various streams. Revenue from management services is included in other revenue and constitutes less than 1% of total revenues and is therefore not separately quantified. We have also revised our disclosures regarding the CNC card program throughout the document to balance the disclosure in the financial statements. Additionally, we have revised our disclosure to include revenues, expenses and assets related to the CNC program. We have quantified sales discounts in the same footnote. Except for discounts and unearned income that are disclosed in the financial statements, there have been no adjustments to revenue.

January 28, 2022

COLUMBIA CARE, INC. AND TGS GLOBAL, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS,

Staff Comment No. 10.

Please address the following regarding your unaudited pro forma condensed combined statements of operations:

•

You disclose on page F-116 that pro forma information is derived from the TGS Global LLC’s historical unaudited condensed combined statement of operations for the fiscal year ended June 30, 2020 included in this Form 10 filing. However, the condensed combined statement of operations line items for TSG Global LLC do not agree to the TSG Global LLC’s historical unaudited condensed combined statement of operations for the period ended June 30, 2020 on page F-109.

•

Please revise the header to the unaudited pro forma condensed combined statements of operations on page F-117 to properly identify the period covered by the TSG Global LLC’s historical unaudited condensed combined statement of operations column.

•

Please revise accordingly and provide additional quantitative and narrative disclosure about the period excluded from or included more than once to inform readers about the effects of unusual charges or adjustment in the omitted or double-counted period. If you used a period ending on other than June 30, 2020, for the TSG Global LLC column, please tell us why and provide us with your basis for doing so. Refer to Article 11 of Regulation S-X including paragraph 11(c)(3).

Company’s Response:

In response to the Staff’s comment, we have revised the unaudited pro forma statement to clarify the period covered by the TGS Global LLC’s historical financial statements. Additionally, in response to Staff Comment No. 11, the pro forma statements for TGS Global, LLC has been combined with the pro forma statements of Green Leaf Medical, LLC.

COLUMBIA CARE INC. AND GREEN LEAF MEDICAL, LLC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS,

Staff Comment No. 11.

Please address the following regarding your historical unaudited condensed combined statement of operations presented on page F-172:

•

The condensed combined statement of operations line items to the Green Leaf Medical LLC’s historical unaudited condensed combined statement of operations for the period ended March 31, 2021 do not agree to the Green

January 28, 2022

Leaf Medical LLC’s historical unaudited condensed combined statement of operations on page F-157. Please explain this discrepancy or revise accordingly and provide additional quantitative and narrative disclosure about the period excluded from or included more than once to inform readers about the effects of unusual charges or adjustment in the omitted or double-counted period.

•

We note your disclosure in the fourth bullet point that Greenleaf’s historical unaudited condensed combined statement of operations presents the period ended June 10, 2021. Revise to correct this disclosure as necessary. To the extent your presentation does present that period rather than the period ended March 31, 2021, please tell us how you determine that was appropriate in light of the guidance of Article 11 of Regulation S-X.

•

You disclose on page F-170 various events in the subsequent footnote, including the fact that the subsidiaries of Green Leaf that were spun-off and not included in the acquisition. Tell us how you considered these transactions in your pro forma presentation for adjustments and/or narrative disclosure. Refer to Rule 11 of Regulation S-X.

•

Please tell us why you have a separate pro forma presentation here reflecting the Green Leaf acquisition that does not reflect the TGS Global LLC acquisition. Revise to provide a single combined pro forma presentation reflecting all significant acquisitions as required by Article 11, or tell us how you determined your presentation was appropriate.

Company’s Response:

In response to the Staff’s comment, we have revised the unaudited pro forma statements to clarify the period covered by the Green Leaf Medical, LLC’s historical financial statements. Additionally, the pro forma statements for TGS Global, LLC has been combined with the pro forma statements of Green Leaf Medical, LLC.

We note the following as regards the subsequent events included in Note 13 to the Green Leaf Medical, LLC’s financial statements:

•

Green Cannabis Care of West Virginia, LLC was a subsidiary of Green Leaf Medical, LLC that had applied for a license and had no activities. This subsidiary was sold in 2021 for $100,000. We do not believe that this subsidiary needs an adjustment to the pro forma financial statements that are based on the assumption that Green Leaf Medical, LLC’s was acquired by Columba Care, Inc on January 1, 2020.

•

As the repayment of notes was not a result of or the acquisition transaction, we did not make any adjustments to interest expense on notes payable in the pro forma financial statements. Due to the same reason, no effect was given to the new lease agreements that were signed by Green Leaf Medical, LLC or the acquisition of WIM Equity that was previously held in escrow.

* * * * *

January 28, 2022

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (640) 200-0619, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Columbia Care Inc.

/s/ David Sirolly

David Sirolly Chief Legal Officer and General Counsel

cc:    James Guttman, Dorsey & Whitney LLP